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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 1 )*


                                CVS Corporation
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                                (NAME OF ISSUER)

                    Common Stock, par value $.01 per value
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                        (TITLE OF CLASS OF SECURITIES)

                                  126650100
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                                (CUSIP NUMBER)

                 Alisa Singer, Rosenberg & Liebentritt, P.C.
     Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-3196
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS)

                                July 29, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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CUSIP No.  126650100                 13D                        Page 2 of 8
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    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSON

              Zell/Chilmark Fund, L.P.
              36-3716608

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [ ]
                                                                       (b) [ ]
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

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                           7       SOLE VOTING POWER
      NUMBER OF                    0
       SHARES      ------------------------------------------------------------
    BENEFICIALLY           8       SHARED VOTING POWER
      OWNED BY
   EACH REPORTING                  0
    PERSON WITH    ------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   0
                   ------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
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    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
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    14      TYPE OF REPORTING PERSON*
              PN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!



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                ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
             CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL
                  HAVE THE SAME MEANING AS THEY HAVE IN THE
                                SCHEDULE 13D.


Item 5.    Interest in Securities of the Issuers

           (a)  As a result of the disposition of the Common Stock disclosed in
           (c) below, Zell/Chilmark owns no shares of the Issuer.

           (c) On July 29, 1997, Zell/Chilmark distributed 57,041 shares of Common Stock to two of Zell/Chilmark's limited partners.

                On July 29, 1997, Zell/Chilmark sold 11,528,002 shares of the Issuer at $54.00 per share less a 3% commission in an underwritten offering pursuant to the Underwriting Agreement and Subscription Agreement described in Item 6. below.

           (e) On July 29, 1997, Zell/Chilmark ceased to be the beneficial owner of more than 5 percent of the Common Stock of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           As of June 24, 1997, in a letter agreement, the Issuer and Zell/Chilmark amended the Registration Agreement ("Registration Letter Agreement") to provide that the Issuer would undertake a secondary offering of the Common Stock and that the Issuer would not currently file with the Commission a Shelf Registration Statement. The summary of the Registration Letter Agreement contained in this Amendment to Schedule 13D of certain provisions of the Registration Letter Agreement is qualified in its entirety by reference to the Registration Letter Agreement attached hereto as Exhibit 4 and incorporated herein by reference.

           On July 23, 1997, Zell/Chilmark and other selling stockholders of Common Stock (collectively the "Selling Stockholders") entered into an Underwriting Agreement with Credit Suisse First Boston Corporation; Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"); Merrill Lynch, Pierce Fenner & Smith Incorporated; Morgan Stanley & Co. Incorporated; and Salomon Brothers Inc. (collectively, the "U.S. Underwriters") and a Subscription Agreement with Credit Suisse First Boston (Europe) Limited; DLJ; Merrill Lynch International; Morgan Stanley & Co. International Limited; and Salomon Brothers International Limited (collectively the "International Underwriters"). Pursuant to the Underwriting Agreement and the Subscription Agreement, the Selling Stockholders agreed to sell to the U.S. Underwriters and the International Underwriters a total of 14.5 million shares of Common Stock and at the option of the U.S. Underwriters and the International Underwriters an additional 1,341,755 shares of Common Stock. The Underwriting Agreement and the Subscription Agreement are incorporated herein in their entirety by reference to the Issuer's Registration Statement on Form S-3, File No. 333-31449.

Item 7.    Materials to be Filed as Exhibits

           The Registration Letter Agreement is attached hereto as Exhibit 4.

           The Underwriting Agreement and the Subscription Agreement are herein incorporated by reference to the Issuer's Registration Statement on Form S-3, File No. 333-31449.





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                                  SIGNATURES

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  August 7, 1997.


                                    Zell/Chilmark Fund, L.P.

                                    By:  ZC Limited Partnership, general partner

                                    By:  ZC Partnership, general partner

                                    By:  ZC Inc., a partner


                                    By: /s/  Sheli Z. Rosenberg
                                        ----------------------------
                                        Vice President















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                                EXHIBIT INDEX



EXHIBIT NUMBER                   DESCRIPTION                     PAGE
--------------                   -----------                     ----
      1           Registration Rights Agreement                    *

      2           Letter to the Issuer and Revco from              *
                  Zell/Chilmark dated February 6, 1997

      3           Letter to the Issuer and Revco from              *
                  Zell/Chilmark dated May 29, 1997

      4           Registration Letter Agreement                    6

      5           Underwriting Agreement dated July 23, 1997      **

      6           Subscription Agreement dated July 23, 1997      **



*  Previously filed.

** Incorporated herein by reference to the Issuer's Registration Statement on Form S-3, File No. 333-31449.










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